OR ROYALTIES REPORTS RECORD 2025 RESULTS AND PROVIDES

2026 GEO DELIVERY GUIDANCE AND NEW 5-YEAR OUTLOOK

Record annual revenues of $277.4 million

and record operating cash flows of $245.6 million

Montréal, February 18th, 2026 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) is pleased to announce its consolidated financial results for the year-end 2025. Amounts presented are in United States dollars, except where otherwise noted.

2025 Financial Highlights

  80,775 gold equivalent ounces ("GEOs1") earned (80,740 GEOs in 2024);
  Record revenues from royalties and streams of $277.4 million ($191.2 million in 2024);
  Record cash flows generated by operating activities of $245.6 million ($159.9 million in 2024);
  Record cash margin2 of $268.3 million or 96.7% ($184.4 million or 96.5% in 2024);
  Record net earnings of $206.1 million, $1.10 per basic share ($16.3 million, $0.09 per basic share in 2024);
  Record adjusted earnings2 of $165.5 million, $0.88 per basic share ($97.3 million, $0.52 per basic share in 2024);
  Debt-free following the full repayment of the revolving credit facility (net repayments of $94.9 million in 2025);
  Purchased for cancellation, under the normal course issuer bid, a total of 1.1 million common shares for $36.7 million (C$50.8 million; average acquisition price per share of C$47.86) in 2025;
  Cash balance of $142.1 million as at December 31, 2025; and
  Increase in the revolving credit facility to $650.0 million plus an uncommitted accordion of $200.0 million, and extension of the maturity date to May 30, 2029.

Other Highlights

  First payment received from Cardinal Namdini Mining Ltd. under the Namdini Gold Mine ("Namdini") 1.0% net smelter return ("NSR") royalty;
  First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;
  Acquisition by OR Royalties International Ltd. ("OR Royalties International"), a wholly-owned subsidiary of the Company, of a 100% silver stream on Orla Mining Ltd.'s South Railroad project in Nevada, United States, for cash consideration of $13.0 million;
  Acquisition of a 1.5% NSR royalty from Japan Gold Corp. ("Japan Gold") on Japan Gold's wholly-controlled properties in Japan for cash consideration of $5.0 million;
  Acquisition of a basket of royalties across various projects in British Columbia, Canada, from Sable Resources Ltd. ("Sable Resources") for cash consideration of C$3.8 million ($2.8 million), as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;
  Second payment of $10.0 million made by OR Royalties International on the Cascabel gold stream;
  Receipt of $49.0 million from Harmony Gold Mining Company Limited ("Harmony") for shares held by OR Royalties International upon closing of Harmony's transaction to acquire MAC Copper Limited;
  Publication of the fifth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2025 Asset Handbook; and
  Declaration of quarterly dividends totaling $0.211 per common share (C$0.255, or US$0.182, per common share in 2024).

Subsequent to December 31, 2025

  The appointment of Mr. Kevin Thomson as an Independent Director to the Company's Board of Directors. Concurrently, OR Royalties announced that Mr. William Murray John has resigned as a director of the Company, effective immediately;
  Acquisition of an additional 1.0% NSR royalty covering the producing Namdini mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total cash consideration of up to $103.5 million;
  Acquisition of a portfolio of precious metals assets from Gold Fields Limited ("Gold Fields") consisting of eight royalties for a total consideration of $115.0 million, and anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s ("Buenaventura") producing San Gabriel gold and silver mine ("San Gabriel") located in Peru; and
  Declaration of a quarterly dividend of $0.055 per common share payable on April 15, 2026 to shareholders of record as of the close of business on March 31, 2026.

Guidance for 2026 and 5-Year Outlook

2026 Guidance

OR Royalties expects GEOs earned to range between 80,000 to 90,000 in 2026 at an average cash margin of approximately 97%. For the 2026 guidance, deliveries of silver, copper, and cash royalties were converted to GEOs using commodity prices based on February 2026 consensus commodity prices and a gold/silver price ratio of 73:1.

The 2026 guidance assumes ramp-ups at both the Dalgaranga and San Gabriel mines, as well as first payments received under those gross revenue and NSR royalties from Ramelius Resources Ltd. and Buenaventura, respectively. The guidance also assumes increased payments associated with GEOs earned from the Company's 2.0% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini mine. In addition, the guidance assumes relatively consistent year-over-year GEO deliveries from Capstone Copper Corp.'s Mantos Blancos mine. Finally, the guidance assumes conservative estimates of GEOs expected to be earned from Harmony Gold Mining Ltd.'s ("Harmony") CSA mine, as Harmony's ownership transition continues and the Harmony team continues to condition the asset for optimized performance over the long-term.

OR Royalties' 2026 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook

OR Royalties expects its portfolio to generate between 120,000 and 135,000 GEOs in 2030. The outlook assumes the commencement of production at Gold Fields' Windfall, South32 Limited's Hermosa/Taylor Osisko Development Corp.'s Cariboo, Solidus Resources LLC's Spring Valley, United Gold's Amulsar and Orla Mining Ltd.'s South Railroad projects, respectively. It also assumes increased production from certain other operators that are advancing expansions including Alamos Gold Inc.'s Island Gold District Expansion, amongst others. The 5-year outlook assumes there will be no GEO contribution from the Eagle Gold mine, which remains in receivership.

Beyond this growth profile, OR Royalties owns several other growth assets, which have not been factored into the 5-year outlook, as their respective development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, OR Royalties will seek to include them in future long-term outlooks.

The 5-year outlook is based on internal judgements of publicly available forecasts and other disclosures by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 82:1.

This 5-year outlook replaces the 5-year outlook previously released in February 2025, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2026-2030).

Management Commentary

Jason Attew, President & CEO of OR Royalties commented: "2025 was a landmark year for OR Royalties, delivering a 'triple crown' of records in revenues, cash flow, and earnings. We closed the year debt-free, providing the Company with the financial flexibility to add to our already peer-leading growth profile. Our 2026 guidance reflects the immediate benefit of production ramp-ups at Namdini, Dalgaranga, and San Gabriel, all of which serve to offset ongoing transitional impacts at CSA. Our long-term thesis remains best-in-class: with fully-financed mine expansions and new builds coming online starting in 2027, we are positioned to deliver 50% GEO growth by 2030."

Q4 AND YEAR-END 2025 RESULTS CONFERENCE CALL AND WEBCAST DETAILS

Conference Call:	Thursday, February 19th, 2026 at 10:00am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 83967

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1748335&tp_key=ffb84495c6

Replay (available until Thursday, March 19[t]h, 2026 at 11:59pm ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 83967#

Replay also available on our website at www.ORroyalties.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.'s Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties, other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024

Gold (i)	$4,135	$2,663	$3,432	$2,386
Silver (ii)	$54.73	$31.38	$40.03	$28.27
Copper (iii)	$11,092	$9,193	$9,945	$9,147

Exchange rate (C$/US$) (iv)	0.7170	0.7154	0.7157	0.730

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Non-IFRS Measures

Cash Margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained by dividing the cash margin (in dollars) by the revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Royalty interests
Revenues	55,555	35,349	177,264	130,375
Less: cost of sales (excluding depletion)	(134)	(180)	(701)	(413)
Cash margin (in dollars)	55,421	35,169	176,563	129,962

Depletion	(4,419)	(2,160)	(13,234)	(12,208)
Gross profit	51,002	33,009	163,329	117,754

Stream interests
Revenues	34,910	21,393	100,106	60,782
Less: cost of sales (excluding depletion)	(2,435)	(2,001)	(8,414)	(6,325)
Cash margin (in dollars)	32,475	19,392	91,692	54,457

Depletion	(5,835)	(7,315)	(22,536)	(20,399)
Gross profit	26,640	12,077	69,156	34,058

Royalty and stream interests Total cash margin (in dollars)	87,896	54,561	268,255	184,419
Divided by: total revenues	90,465	56,742	277,370	191,157
Cash margin (in percentage of revenues)	97.2%	96.2%	96.7%	96.5%

Total - Gross profit	77,642	45,086	232,485	151,812

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	65,245	7,105	206,088	16,267

Adjustments:
Impairment of royalty, stream and other interests	-	-	5,495	49,558
Foreign exchange loss (gain)	480	1,771	(645)	4,424
Share of loss of associates	-	9,491	14,178	30,025
Changes in allowance for expected credit losses and write-offs	-	-	-	(1,399)
(Gain) loss on investments	(5,681)	11,322	(5,315)	11,319
Gain on deemed disposal of an associate	-	-	(54,439)	-
Reclassification of accumulated other comprehensive loss to the statement of income on the deemed disposal of an associate	-	-	1,147	-
Tax impact of adjustments	(446)	164	(1,032)	(12,920)

Adjusted earnings	59,598	29,853	165,477	97,274

Weighted average number of common shares outstanding (000's)	188,050	186,747	187,775	186,290

Adjusted earnings per basic share	0.32	0.16	0.88	0.52

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of OR Royalties' assets (including increase of production), the 2025 guidance and the 5-year outlook, timely developments of mining properties over which OR Royalties has royalties, streams, offtakes and investments, management's expectations regarding OR Royalties' growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to the infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on OR Royalties' business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc.
Consolidated Balance Sheets
As at December 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2025	2024
	$	$

Assets

Current assets

Cash	142,131	59,096
Amounts receivable	3,227	3,106
Other assets	2,326	1,612
	147,684	63,814

Non-current assets

Investments in associates	-	43,262
Other investments	189,260	74,043
Royalty, stream and other interests	1,140,026	1,113,855
Goodwill	81,134	77,284
Other assets	8,375	5,376
	1,566,479	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities	7,477	5,331
Dividends payable	10,293	8,433
Income tax liabilities	13,655	-
Lease liabilities	1,207	852
	32,632	14,616

Non-current liabilities

Lease liabilities	3,795	3,931
Long-term debt	-	93,900
Deferred income taxes	98,011	76,234
	134,438	188,681

Equity

Share capital	1,688,122	1,675,940
Contributed surplus	65,873	63,567
Accumulated other comprehensive loss	(51,780)	(141,841)
Deficit	(270,174)	(408,713)
	1,432,041	1,188,953
	1,566,479	1,377,634

OR Royalties Inc.
Consolidated Statements of Income
For the three months and the years ended December 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
	$	$	$	$

Revenues	90,465	56,742	277,370	191,157

Cost of sales	(2,569)	(2,181)	(9,115)	(6,738)
Depletion	(10,254)	(9,475)	(35,770)	(32,607)
Gross profit	77,642	45,086	232,485	151,812

Other operating expenses
General and administrative	(5,134)	(4,209)	(20,932)	(18,298)
Business development	(2,372)	(1,987)	(9,293)	(5,632)
Impairment of royalty, stream and other interests	-	-	(5,495)	(49,558)
Operating income	70,136	38,890	196,765	78,324
Interest income	1,743	1,144	4,021	4,153
Finance costs	(735)	(1,466)	(4,475)	(7,966)
Foreign exchange (loss) gain	(480)	(1,771)	645	(4,424)
Share of loss of associates	-	(9,491)	(14,178)	(30,025)
Other gains (losses), net	5,681	(11,322)	58,607	(9,920)
Earnings before income taxes	76,345	15,984	241,385	30,142
Income tax expense	(11,100)	(8,879)	(35,297)	(13,875)
Net earnings	65,245	7,105	206,088	16,267

Net earnings per share
Basic	0.35	0.04	1.10	0.09
Diluted	0.34	0.04	1.09	0.09

OR Royalties Inc.
Consolidated Statements of Cash Flows
For the three months and the years ended December 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,

	2025	2024	2025	2024
	$	$	$	$
Operating activities
Net earnings	65,245	7,105	206,088	16,267
Adjustments for:
Share-based compensation	2,072	1,438	8,388	6,238
Depletion and amortization	10,556	9,713	36,990	33,572
Impairment of royalty, stream and other interests	-	-	5,495	49,558
Changes in expected credit losses of other investments	-	-	-	(1,399)
Share of loss of associates	-	9,491	14,178	30,025
Change in fair value of financial assets at fair value through profit and loss	(5,681)	(340)	(5,315)	(343)
Net loss on dilution of investments in associates	-	9,300	-	9,300
Gain on deemed disposal of an associate	-	-	(54,439)	-
Reclassification to the statement of income of other comprehensive loss on the deemed disposal of an investment in associate	-	-	1,147	-
Foreign exchange loss (gain)	436	(555)	(734)	4,428
Deferred income tax expense	4,759	5,150	18,664	11,183
Other	(28)	111	168	2,973
Net cash flows provided by operating activities before changes in non-cash working capital items	77,359	35,195	230,630	161,802
Changes in non-cash working capital items	6,179	(631)	14,966	(1,877)
Net cash flows provided by operating activities	83,538	34,564	245,596	159,925

Investing activities
Acquisitions of short-term investments	-	(650)	-	(5,333)
Acquisitions of investments	(240)	-	(12,599)	-
Proceeds on disposal of investments	49,000	-	49,805	3,847
Acquisitions of royalty, stream and other interests	(10)	(62,927)	(36,879)	(10,522)
Proceeds on the exercise of a buy-down right	-	-	2,051	-
Other	(182)	(26)	(1,026)	(31)
Net cash flows provided by (used in) investing activities	48,568	(63,603)	1,352	(12,039)

Financing activities
Increase in long-term debt	-	35,000	10,437	35,000
Repayment of long-term debt	-	-	(105,372)	(84,721)
Exercise of share options and shares issued under the share purchase plan	222	3,335	11,736	9,558
Normal course issuer bid purchase of common shares	(36,673)	-	(36,673)	(428)
Dividends paid	(9,698)	(7,687)	(34,861)	(30,650)
Withholding taxes on settlement of restricted and deferred share units	(48)	-	(6,512)	(2,442)
Other	(265)	(207)	(2,101)	(1,185)
Net cash flows (used in) provided by financing activities	(46,462)	30,441	(163,346)	(74,868)

Increase in cash before effects of exchange rate changes on cash	85,644	16,603	83,602	9,415
Effects of exchange rate changes on cash	(555)	(873)	(567)	(1,523)
Net increase in cash	85,089	15,730	83,035	7,892
Cash - beginning of period	57,042	43,366	59,096	51,204
Cash - end of period	142,131	59,096	142,131	59,096